Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: March 24, 2011

Bobby Lin:

Welcome to this reception, I’m Zoran’s sales manager of China; let me introduce Mr. Levy, CEO of Zoran, Mr. Joep, CEO of CSR and Mr. Ram, General Manager of Zoran Corporation’s Home Entertainment division. Today Ram will introduce some products of Zoran.

Levy:

Good morning, I’m President and CEO of Zoran, we also have CEO from CSR and General Manager of Home Entertainment division participating this interview. We are very glad to be a part of this exhibition in Beijing, and very glad to share strategic plans after our merger with CSR, also to share our latest technology with you.

Joep:

First, let me introduce the contents for today, first is development plan after CSR merger with Zoran, though the two companies still remain in independent. The second is our prospect of future development of technology; of course, there will be some differences between the reality and our discussion, but we are looking forward to the future.

Levy:

First, as you know, a month ago, Zoran and CSR just made an announcement to merge; actually, two companies have had negotiated for more than one year. Today I want to share with you why we made this decision, and where the value is. After this merger, the new company is much bigger, and we also will become one of the Top ten companies in worldwide chip manufacturing industry. We all believe, the two companies will have more opportunities, and will share more in market. After this merger, we will also become one of the biggest of the worldwide consumer electronics industry; with this merger, we could provide much better solutions to our customers. At the meantime, we also value opportunities in China, and this is why we come here today and share our information with you.

Today, you will learn lots of information about CSR and Zoran, I think all of you know that, currently, CSR is the worldwide biggest provider of wireless and location based product, like GPS. I think the merger of these two companies is actually very interesting. Zoran is the biggest imaging and video product provider in the world, this merger integrates two companies’ advantages, and today we are hoping to share value created by this merger, which will be offered to our shareholders and our customers, even our employees. This merger is creating many technologies for next-generation platform. Later, we will show you some products for such a platform. These platform products offer new solutions to our customers and users. We always take current market seriously, and also being aggressive in opening up potential market. Our merger agreement was signed a month ago, and still, there are a series of relative follow-up work to do, we expect in June this year, the merger will be closed eventually.

Joep:

Good morning, I will give an overview of CSR, as Levy said, CSR is a strong provider in connectivity and location based products. Our products are used on a wide range, from Bluetooth, FM broadcast, WiFi, to GPS, as well as audio. Our revenues in 2010 was 8 hundred million dollars, the profit rate was around 47%, which means we are always making profits. Also, we have no debt on our balance sheet, and the cash flow is as much as 4.4 hundred million dollars.

Our products are used in a lot of fields, such as mobile phone, earphone, including mono and stereo, desktop and gaming console. We have sold more than 20 hundred million pieces of chip, so I think lots of products you have are using our CSR’s chip. Meanwhile, we have a huge number of customers in China, some of them are well-known electronic products providers, such as Huawei.

Levy:

I will give a view of Zoran next, Zoran has been in consumer electronics industry for almost 30 years, and we are also a leading one in worldwide industry. Our products include video and imaging products, especially digital camera. You can find Zoran’s chip in many digital cameras. In the US market, we are now No. 1 provider in digital TV, our digital camera products are in leading position in Europe and all over the world. And we also have chip demodulator. Today I am going to show you some demonstrations on this. Of course our printer chips too, I think many printers used in your office are using our chips. As for our finance, after the acquisition of Microtune last year, our revenues increased to 4.4 hundred million dollars, and profit rate was up to 52%, also we have an excellent cash flow, it is 2.62 hundred million dollars.

The reason why Zoran becomes the leader of this industry, is that we can offer really good technology to market, and many technologies are unique, such as high quality image capture product we provide to our customers, and video enhancement product such as product can make SD looks like HD; our products also contain technology which can convert 2D to 3D, also, chip demodulator mentioned before, and printer technology. Our latest technology on printer is called mobile printing, holding your mobile phone in your hand, just need to press one button, contents in your phone can be printed out. Like CSR, because being supported by high technology, we become leader of the industry. The slide show shows part of our customers, they are all companies in consumer electronics industry. By the way, our headquarters is in Silicon Valley of US, but our business is around the world. In China, our business goes very well, now we have offices in Shanghai and Shenzhen. In the other countries and regions, like US, Japan, Korea and Europe, we also have branches.

Joep:

After the merger, we will become a more global enterprise; our business will be all over US, Europe, and Asia. By the end of 2010, Zoran has 350 employees in China and CSR has 170. So after the merger, we will have 520 employees in China, which means 520 employees among total 3000 employees are in China. It’s a very strong power.

Now let’s talk about why we merge. In CSR, we mainly provide connectivity and location based products, which are our core products, such as Bluetooth, WiFi, video, also some handle devices.

Levy:

In Zoran, our technologies are mainly in digital imaging, video process and printing. Our target mainly focuses on DC, printer, and home entertainment market, which including TV and DVD.

Joep:

Now, I would like to talk why our merger has such an important meaning. We can divide our life space into four spaces. First one is family, then office, then car, and the last one is private. In every space, there is a screen we need to face; at home it’s TV; in office, it’s your PC or tablet; in car, it’s screen on dashboard; in private, it’s screen of your entertainment device.

When we talk about screens, it is natural to think that they shall provide contents, or video and imaging technology, and in this field, Zoran is a leading technology provider. When we have contents, what we need to do is to transfer these contents to every terminal, including your cell phone, and DC, this must rely on connectivity technology, which is the advantage of CSR. So, it will be a perfect merger if we put these two companies together. Next, we will give you some examples to prove our point.

Levy:

About our products, the first kind of our products is digital TV and set-top box, now we also have TV connected to internet, called intelligent TV. And Bluetooth is also a leading technology, used in such as intelligent remote control. For Bluetooth, the other latest application is speaker with Bluetooth. When watching TV or movies at home, we don’t need any cable connected to speaker, just using Bluetooth can make speaker sound. The second field is digital camera, in which field, we also use this connectivity to connect DC to internet. Via WiFi, we can transfer images between DC and cell phones. The other is GPS, we can know where this photo is taken by geography tag that shows location and other information. These are new applications. And we also have new technology for printer, the wireless printing which was mentioned before.

This slide show is a demonstration of some examples we just talked about, and it shows how DC is connected to every terminal.

This slide also shows some exiting applications, including connecting TV to internet, which is the result of combining two companies’ most advanced technologies. Also there is Bluetooth remote control. And 3D glasses are needed when watching 3D movies, we can also connect glasses to TV via Bluetooth technology, and wireless speaker is also the result of Bluetooth technology.

Jope:

Next, I want to talk about current market. CSR’s marketing share is 46 hundred million dollars. This number will be expected to increase to 87 hundred million dollars in 2014, with the increase rate being 70%. In the other hand, Zoran, in imaging and video field, the share of 2010 is 23 hundred million dollars, and will increase to 44 hundred million dollars, the rate is 18%. After merger, our share will increase from 69 hundred million dollars in 2010 to 1.31 billion dollars in 2014; the compound growth rate is 17%. This slide also delivers a very important message, that is after this merger, in the market segments listed in left column, our revenue will be the No. 1 or 2 in these segments.

Levy:

I think you have seen that the company, after CSR merger with Zoran, will be listed in top ten enterprises in global semiconductor and electronics industry. CSR has very high level wireless and location based product technology, and Zoran also has industry leading imaging and video technology. With our technology, we will have more customers, offering more powerful technical advantages. In the future, we will develop next-generation multimedia product, provide more and better solutions to our customers. Of course, this merger will also bring good news to China market and customers in China. We value market in China, and believe there will be more opportunities in China.

Thank you for participation. Next will be the time for questions.

Q:

Will there be combined chip after this merger?

Joep:

There will be combination chip in two years.

Levy:

Before the combination chip, we will first provide chips incorporating the technologies from the both companies, and software integration.

Ram:

We are very glad to come here and share our technologies with you. In the booths outside, there are many latest set-top box and digital TV related technologies. We had a great development in Chinese Market, with many set-top box customers, and we are also seeking new customers. Many years before, we cooperated with DVN, and recently, Cisco acquired DVN, and now we have lots of business connect with Cisco. In our customers, there are many Chinese electronics providers and manufacturers, such as Konka. After the acquisition of Microtune, we also enlarged customer group. In China, our target customers are not only local manufactures, but also many Chinese export enterprises, such as Huawei. We supply set-top box for satellites and cable TVs.

In this slide, there listed our main products for demonstration. In cable set-top box, our products are based on SupraTV and SupraXD, and there are set-top box solutions for satellite, and HD solutions. We know that in China HD technology is developing rapidly, aiming this market, we are developing HD set-top box solutions. We have a series of products in booth outside, you are welcome to visit our booth.

This slide shows two main series of our set-top box products, the first one is SupraXD, this series of product is mainly for SD, while SupraTV is for HD. I won’t do more descriptions due to the time. Our CEO has mentioned there are related descriptions in news release this week, please refer to it. We keep on optimizing our product, we know the importance of low energy consumption and cost-effective, so when designing our chip products, we pay attention to its low energy consumption, and reduce cost as much as we can. The chip showed at the lower right corner is very small, as small as our ball-pen, energy consumption and manufacturing cost is very low, I think this will meet our Chinese customers’ needs.

In HD product family, we are developing many high performance processors too, they have a high process speed, and we enhance the network connectivity, set-top box in the future will be a combined box, which will use cable and network at the same time. Our box can access to network directly, hence could meet customer’s new needs. This is a development roadmap of our box, we are always developing new products and new technologies, and we also do the development in US market.

This is the next generation of Zoran’s set-top box, in this picture, you can see some really exciting applications, for example, we will have some comprehensive applications like WiFi, Bluetooth, cell phone, in other word, interaction of the whole product will be enhanced in the future. China is developing wireless communication infrastructure positively, the application of our products actually could promote the development of China’s wireless communication.

Levy:

The introduction is over, you can ask questions about set-top box now, in future, you can contact with Zoran’s sales manager of China, Mr. Lin, he is in Shenzhen right now, and Ram will also be here today and tomorrow, if you have any question, you can contact him too.

In connection with the proposed Merger involving Zoran and CSR, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.CSR.com.

Important Additional Information

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 2 January 2009, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.”